SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

News Release	April 16, 2007 at 13.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso’s non-recurring items in first quarter 2007

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso will record two non-cash, non-recurring items affecting operating profit totalling positive net EUR 32 million in its first quarter 2007 results. The non-recurring items will increase tax expenses by EUR 16.7 million. There will be a positive impact of EUR 0.02 on earnings per share.

As previously announced, a new five-year labour agreement was signed in January 2007 with United Steelworkers in Central Wisconsin, USA. Subsequently, the Group signed new agreements with other unions in the paper industry in the USA. Therefore, in addition to the earlier announced USD 40.8 million income, the Group is recording USD 16.9 million of income relating to the new agreements. The total non-recurring income of USD 57.7 (EUR 44.0) million will correspondingly reduce personnel expenses in the first quarter of 2007.

As announced on 7 March 2007, the Company will also record a write-down and restructuring provision totalling about EUR 12 million related to closure of Sauga Sawmill in Estonia.

Net impacts on operating profit by segment are:

Publication Paper	EUR 13.3 million
Fine Paper	EUR 19.2 million
Packaging Boards	EUR 4.3 million
Wood Products	EUR -12.0 million
Other	EUR 7.2 million
Total	EUR 32.0 million

For more information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products - all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President, Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel